Exhibit 99.1

Can-Fite anti-Obesity Drug Namodenoson Received Patent Allowance in Australia

Namodenoson is an oral drug with a proven favorable safety profile

RAMAT GAN, Israel, Nov. 04, 2024 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today announced an update related to the intellectual property (IP) status of its lead drug candidate Namodenoson, currently being developed for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH), advanced liver cancer and pancreatic cancer. In all clinical studies that have been conducted, Namodenoson had a very favorable safety profile when administered orally.

The patent application No.2020205042, entitled “An A3 adenosine receptor ligand for use for achieving a fat loss effect”, has been accepted by the Australian Patent Office and expires in 2040.

The patent application covers methods of treating obese patients by administering Namodenoson in an oral formulation. Can-Fite has already multiple approved patents and corresponding applications in a variety of territories around the world, including Europe and the US for the different clinical applications of the drug.

The anti-obesity patent application is based on data demonstrating that treatment of fat cells with Namodenoson, reduced fat levels via the increase of the hormone adiponectin, a regulator of fat production in the body. Namodenoson also reduced body weight in an experimental animal model of obesity, induced by a high fat diet. In a Phase IIa study in MASH patients treated with Namodenoson, a 2.3 % weight loss has been observed after 3 months with a significant increase in serum adiponectin levels.

”We are delighted that the product protection of Namodenoson in the area of obesity has been accepted in Australia and will be valid till 2040. Namodenoson is currently being developed for the treatment of MASH in a Phase IIb study, where most patients are obese. We look forward to see the anti-obesity effect in this clinical study”, said Pnina Fishman, Ph.D., Can-Fite CSO and Chairperson.

The global obesity treatment market is lucrative due to the awareness of a link between chronic diseases and obesity and according to Market Research Future was valued at USD 12 billion in 2023. In Australia only, there are expected to be approximately 1.85 Million MASH patients https://pmc.ncbi.nlm.nih.gov/articles/PMC7540570/pdf/JGH-35-1628.pdf

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase III trial for advanced liver cancer, a Phase IIb trial for the treatment of steatotic liver disease (SLD), and the Company is planning a Phase IIa study in pancreatic cancer. A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite's liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of MASH a Phase III trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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